UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For December 10, 2012

Commission File Number: 1-6702

NEXEN INC.
(Translation of registrant's name into English)

801- 7th Avenue S.W.
Calgary, Alberta, Canada, T2P 3P7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                              Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K

SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXEN INC. (Registrant)

Date: December 10, 2012	By:	/s/ Rick C. Beingessner
		Name:	Rick C. Beingessner
		Title:	Assistant Secretary

Form 6-K Exhibit Index

Exhibit Number	Description
99.1	Press Release dated December 7, 2012